

August 6, 2013

<u>Via E-Mail</u>
Mr. Andrew Clarke
Chief Executive Officer and Principal Accounting and Financial Officer
First Corporation
Maranello, Watch House Green
Felsted, Essex CM6 3EF
United Kingdom

>   **Re: First Corporation**
>   **Form 10-K for the Year Ended September 30, 2012**
>   **Filed January 7, 2013**
>   **Form 10-Q for the Quarter Ended December 31, 2012**
>   **Filed February 14, 2013**
>   **File No. 000-52724**

Dear Mr. Clarke:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Quarterly Report on Form 10-Q for the quarter ended December 31, 2012

First Corporation Condensed Balance Sheets
Note 3. Investment in Gecko Landmarks, Ltd, page 9

1.   Given the significance of your investment in Gecko Landmarks, Ltd to your total assets at December 31, 2012, please tell us and explain in the notes to your financial statements how you are evaluating your investment in this entity for other than temporary impairment pursuant to the guidance in ASC 320-10-35. As part of your response and your revised disclosure, please indicate what facts and circumstances were considered in your determination that no impairment in your recorded investment had occurred through December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief